Filing under Rule 425 under
the Securities Act of 1933
and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934
Filing by: BROKAT Infosystems AG
Subject Company: Blaze Software, Inc.
SEC File No. of Blaze: 000-29817

BROKAT REPORTS 91 PERCENT INCREASE IN FIRST HALF REVENUES

INTERNATIONAL BUSINESS AND LICENSING ARE GROWTH ENGINES / ACQUISITIONS

STRENGTHEN PLATFORM TECHNOLOGY


STUTTGART, AUGUST 16, 2000. Brokat AG Frankfurt (Neuer Markt: BRJ), a leading provider of software for e-business solutions, today announced that in the first six months of 2000 revenues increased by 91 percent, from DM 42.81 million to DM
81.73 million over the comparable period in 1999. The Company also made significant strides in its international expansion during the first six months of this year compared to the same period a year ago - as revenues from outside Germany grew six-fold to DM 48.25 million, or 59 percent of total revenues. Business in the United States was particularly strong in the first half of 2000, as the Company reported revenues of DM 10.3 million, 12.6 percent of its worldwide total.

Brokat's licensing business also increased significantly during the first half of 2000, as revenues grew to DM 38.5 million, a 147 percent increase over the comparable period in the previous year. A principal part of this gain occurred in the strategically important area of software licenses, which increased to DM
19.53 million, a threefold increase over the same period in the previous year.

In the second quarter of 2000, Brokat posted revenues of DM 43.25 million a 72 percent increase over the same quarter in the previous year. Revenue from abroad increased by 341 percent over the same quarter in the previous year, from DM
5.06 million to DM 22.34 million. The United States accounted for DM 6.14 million, or 14.5 percent of total revenues during the period. Although the Company continues to carry out internationally significant projects with internal resources it has remained mindful of increasing its business with partners. In the second quarter of 2000, revenues generated through partners amounted to DM 10.72 million in comparison to DM 6.03 million in the same period last year.

Due to the continually growing licensing business, Brokat's gross profit margin increased in the first six months of 2000 to 59.8 percent, an increase of 8.7 percent over the same period in 1999. The results of operations EBITDASO (earnings before interest, tax, depreciation, amortization and stock options) amounted to a loss of DM (19.98) million in the first half of 2000, as compared to a loss of DM (9.33) million during the same period in the previous year. These results were consistent with the Company's expectations and reflect its success in strategically expanding its international business by adding new personnel and intensifying its sales and marketing activities. In spite of these costs, however, Brokat was still able to decrease its selling expenses from 54 percent of revenues during the same period last year to 44 percent.

Because of the strong performance of Brokat stock in comparison to the previous year the non-cash expenses for the employee stock option plan increased by 199 percent, to DM 30.74 million. Amortization of goodwill from acquisitions amounted to DM 15.18 million compared to DM 4.02 million. Overall Brokat posted a net loss of DM (76.69) million in the first half of this fiscal year, as compared to DM (25.39) million during the same period last year.

TWISTER PLATFORM EXPANDED THROUGH ACQUISITIONS

Announced in June of this year, the planned acquisition of software firms Blaze Software (BLZE, NASDAQ) and Gemstone Systems will increase Brokat's presence in the important United States software market. Both companies have a strong market presence and their products expand and complement Brokat's core product, the e-Services platform Brokat Twister with the addition of future-oriented technologies in the fields of customer relationship management (CRM) and Enterprise Java Beans (EJB) for innovative e-business and m-business solutions.

Brokat is financing these acquisitions with shares from authorized capital. This will increase the number of Brokat shares by approximately 25 percent. At the same time, Brokat receives a growth in sales of 50 percent on the basis of the 1999 financial numbers of the two companies that are acquired. The three companies anticipate that closings will occur at the end of September. Once the acquisitions are completed, approximately 500 of Brokat's 1,200 employees worldwide will be in the United States. "Measured by revenues, the United States is our second strongest market after Germany. This underscores our successful strategy in the U.S.," said Stefan Rover, chief executive officer of Brokat.

Brokat also continued its international expansion in Europe. The Company created a subsidiary in Italy and made a DM 5.5 million investment in interest in a Belgian company, Customer Dialogue Systems.

IMPORTANT NEW PARTNERS AND CUSTOMERS

In the first half of 2000, Brokat also continued its strategy of entering into partnerships with internationally important companies. In April, Brokat formed a strategic alliance with the French IT company Bull. A number of important contracts with new customers illustrates Brokat's expansion in the U.S. market. Three additional financial service providers in North America are now relying on the technology of the Twister platform: Charter One Financial, Toronto Dominion Bank of Canada, and regional bank Huntington Bancshares. In Germany Brokat added Westdeutsche Landesbank, one of the largest financial institutions in Europe, as one of its customers for an innovative e-business project.

NEW STOCK OPTIONS AND NAME CHANGE

Among the resolutions adopted at the shareholders' meeting on May 26 in Stuttgart were the decision to change the Company's name to Brokat AG. In addition, a new employee participation plan was approved. "In spite of the tight labor market in information technology, Brokat proved itself to be an attractive employer in the past year. By issuing a convertible bond, our ability to attract the top people has once again increased," Rover emphasized.

OUTLOOK

Fiscal year 2000 will continue to be dominated by the expansion of Brokat's global presence. The Company expects to profit from being one of the first companies to focus on solutions for mobile e-commerce. "The U.S. market has seen mobile commerce gain in importance almost overnight. On the basis of our proven expertise in Europe and Asia, we are excellently positioned for this growth market," Rover explained. "The two acquisitions in the United States will create enormous synergies. Particularly in the areas of marketing and distribution they will allow us to reduce our costs," he continued.

BROKAT AG

Brokat is among the world's leading providers of software for e-business solutions. In the Internet banking market segment, the company is the world market leader. Its key product is the modular e-services platform Twister. This multi-industry software integrates existing IT systems and applications in companies and securely links to various electronic channels, such as the Internet and mobile communications. Twister provides comprehensive functionalities for customer relationship management and enterprise application integration. More than 2000 customers use Twister solutions, including Allianz, Axa, Bank of America, Deutsche Bank 24, ABN Amro, Cable & Wireless, Consors, DBS-Bank Singapur, debitel, Schweizer Post, SE-Banken, Toronto Dominion Bank and Union Bank of California. BROKAT was founded in 1994 and currently employs more than 800 employees in 16 countries. In calendar year 1999 the Company posted revenues of DM 94 million. Brokat AG has its headquarters in Stuttgart. Information about Brokat and its products can also be found on the Internet at www.brokat.com.

YOUR EDITORIAL CONTACTS:
Reiner Jung                                  Markus Hermsen
Company Spokesman                            Hiller, Wust & PartnerGmbH
Brokat AG                                    Wei(beta)enburger Str. 30
Industriestr. 3                              63739 Aschaffenburg
70565 Stuttgart                              Phone 06021/38 666-15

Phone 0711/ 78 844-311                       Fax 06021/38 666-30
Fax 0711/ 78 844-772                         E-mail: m.hermsen@hwp.de
E-mail: reiner.jung@brokat.com

FILINGS WITH THE US SEC

BROKAT plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Blaze transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Blaze's special meeting and other documents. Blaze plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about BROKAT, Blaze, the Blaze transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction carefully before they make any decision with respect to the Blaze transaction. A copy of the merger agreement with respect to the Blaze transaction has been filed by Blaze as an exhibit to its Form 8-K dated June 20, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Blaze transaction will be made available to investors free of charge by calling or writing to:

Brokat Infosystems AG
Silke Simon
Head of Investor Relations
Industriestr.3
70565 Stuttgart, Germany
Phone: +49-711-78844 298
Email: Silke.Simon@Brokat.com

Blaze Software, Inc.
Gary Shroyer
Investor Relations Department
150 Almaden Blvd.
San Jose, CA 951134
(408) 535-1757

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction, Blaze is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Blaze stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on
Schedule 14A made by Blaze on June 21, 2000.

FORWARD-LOOKING STATEMENTS

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Blaze's Annual Report to Stockholders and BROKAT's and Blaze's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.